March 19, 2020

VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Gus Rodriguez

Re: EXELON CORP
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 11, 2020
File No. 001-16169

Ladies and Gentlemen:

We are writing in response to the comments contained in the Staff’s letter dated March 6, 2020 (the “Comment Letter”) with respect to Exelon Corporation’s (“Exelon”) Form 10-K for Fiscal Year Ended December 31, 2019, as filed with the Commission on February 11, 2020 (“2019 Form 10-K”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with Exelon’s responses.

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Form 10-K for the Fiscal Year Ended December 31, 2019
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
FERC Order on the PJM MOPR, page 66

1.
You disclose that if Generation’s state-supported nuclear plants in PJM or NYISO are subjected to the Minimum Offer Price Rule (MOPR) without compensation under a Fixed Resource Requirement (FRR) or similar program, it could have a material adverse impact on Exelon's and Generation's financial statements.  In this regard, please tell us what consideration you gave to quantifying the expected impact of this known uncertainty on your future results of operations.  Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response:

On page 66 and again more fully in Note 3 - Regulatory Matters on pages 250 & 251 of Exelon’s 2019 Form 10-K filing we describe an uncertainty that we reasonably expect could have a material unfavorable impact on Exelon and Generation’s future results of operations in accordance with Item 303(a)(3)(ii) of Regulation S-K, however, given the significance of the unknown variables and potential for multiple outcomes, we cannot reasonably estimate the impact of FERC’s December 19, 2019 Order on the PJM MOPR for the following reasons:

•
On January 21, 2020, Exelon, PJM and a number of other entities individually submitted requests for rehearing of FERC’s December 19, 2019 Order given the lack of clarity regarding certain aspects of the MOPR, the outcomes of which remain uncertain.

•
As part of the December 19, 2019 Order, FERC directed PJM to submit a compliance filing in 90 days with details implementing the new rules, including an auction schedule proposal and proposed offer floors for new and existing resource types, which was filed on March 18, 2020. FERC has no deadline on which it must act on PJM’s compliance filing. PJM proposed to post a specific schedule for the next capacity auction by the later of June 15, 2020 or 14 days after a FERC order accepting the compliance filing.

•
We cannot currently predict what impact FERC’s Order will have on the bidding behavior of PJM market participants and the ultimate clearing prices that will result when PJM’s capacity auction for planning year 2022/2023, indefinitely postponed since May 2019, is ultimately conducted.

•
It remains uncertain whether or when Illinois or other states in PJM may pursue and implement FRR programs to avoid having state supported resources subjected to the MOPR and to what extent such programs may benefit our generating resources.

Additionally, at the time of our 2019 Form 10-K filing, FERC had not yet acted, nor did it have a deadline upon which it was required to act, in the NYISO proceeding.

Upon further consideration, in future Form 10-K and Form 10-Q filings, and when circumstances continue to warrant such disclosure, we will include an affirmative statement to make it clear to the reader when we believe we are unable to reasonably estimate the impact of an uncertainty. Using our 2019 Form 10-K as an example, the following is illustrative (added disclosure is underlined):

“If Generation’s state-supported nuclear plants in PJM or NYISO are subjected to the MOPR or equivalent without compensation under an FRR or similar program, it could have a material adverse impact on Exelon's and Generation's financial statements, which Exelon and Generation cannot reasonably estimate at this time.”

Form 10-K for the Fiscal Year Ended December 31, 2019
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Depreciable Lives of Property, Plant and Equipment (All Registrants), page 78

2.
We note from your disclosure on page 267 that you recorded significant charges to earnings associated with accelerated depreciation due to early nuclear plant retirements over the last three fiscal years.  We also note your disclosure in footnote 6 regarding the economic challenges faced by your nuclear generating stations and the resulting potential for early retirement of the Dresden, Byron, and Braidwood nuclear plants in Illinois.  We also note that you have recorded charges to earnings over the last three fiscal years associated with early nuclear plant retirements  Please tell us your consideration of providing additional disclosures in your critical accounting policies that allows for an assessment of the probability, magnitude and timing of future material charges associated with accelerated depreciation or early retirement or shutdown of the Dresden, Byron and Braidwood units, the net book value and revenues of the business units along with a description of the specific events and/or changes in circumstances that could reasonably be expected to result in accelerated depreciation or early retirement or shutdown.  Lastly, please address how the early retirement of these units would necessitate any incremental charges associated with their asset retirement obligations.   Refer to Section V of SEC Release 33-8350 and Item 303(a)(3)(ii), which requires a description of a known uncertainty that will have a material impact on income from continuing operations.

Response:

Accelerated Depreciation and Other Charges Resulting from Early Retirement

We added the disclosure for Dresden, Byron, and Braidwood in our 2018 Form 10-K (Note 8 - Early Plant Retirements on page 319) as an early warning disclosure to foreshadow for the reader the potential for those plants to experience an earlier than anticipated retirement given all of Dresden and portions of Byron and Braidwood did not clear in PJM’s capacity auction for the 2021-2022 planning year.

Specific to Section V of SEC Release 330-8350, we have provided the following disclosures that we believe provide sufficient qualitative information for investors as it relates to our assessment of the probability, magnitude and timing of future material charges associated with accelerated depreciation or early retirement or shutdown of the Dresden, Byron and Braidwood units.

Within our Critical Accounting Policies - Depreciable Lives of Property, Plant and Equipment disclosure on page 78, we disclose that “management considers expected future energy market conditions … in determining the estimated service lives of its generating facilities.” Further, on pages 266 and 267 of Exelon’s 2019 Form 10-K within Note 6 - Early Plant Retirements we include discussion of those factors, in addition to context surrounding the potential timing of an early retirement, as follows:

“Exelon and Generation continuously evaluate factors that affect the current and expected economic value of Generation’s plants, including, but not limited to: market power prices, results of capacity auctions, potential legislative and regulatory solutions to ensure plants are fairly compensated for benefits they provide through their carbon-free emissions, reliability, or fuel security, and the impact of potential rules from the EPA requiring reduction of carbon and other emissions and the efforts of states to implement those final rules.”

“The precise timing of an early retirement date for any plant, and the resulting financial statement impacts, may be affected by many factors, including the status of potential regulatory or legislative solutions, results of any transmission system reliability study assessments, the nature of any co-owner requirements and stipulations, and NDT fund requirements for nuclear plants, among other factors. However, the earliest retirement date for any plant would usually be the first year in which the unit does not have capacity or other obligations, and where applicable, just prior to its next scheduled nuclear refueling outage.”

Upon additional review of Section V of SEC Release 33-8350, we do however acknowledge that our Critical Accounting Policies disclosure for Depreciable Lives of Property, Plant and Equipment could be enhanced to better articulate how we approach the reassessment of the expected useful lives of our generating assets. In future Form 10-K filings starting with the 2020 Form 10-K, we will enhance this disclosure as follows (added disclosure is underlined):

“At Generation, along with depreciation study results, management considers expected future energy market conditions and generation plant operating costs and capital investment requirements in determining the estimated service lives of its generating facilities and reassesses the reasonableness of estimated useful lives whenever events or changes in circumstances warrant. When a determination has been made that an asset will be retired before the end of its current estimated useful life, depreciation provisions will be accelerated to reflect the shortened estimated useful life, which could have a material unfavorable impact on Exelon’s and Generation’s future results of operations. See Note 6 - Early Plant Retirements of the Combined Notes to the Consolidated Financial Statements for additional information.”

We do not believe however, given the uncertainties referenced in our response to comment #1 above, that additional quantitative information is reasonably available. When, based on further evolution of facts and circumstances, management contemplates more specific plans or contingencies that would lead to an early retirement, or a determination is made that one or more of these generating assets will be prematurely retired, we will provide the appropriate level of quantitative information, consistent with that previously disclosed for other nuclear plants, including Clinton, Quad Cities, Three Mile Island, Ginna, and Salem.

Asset Retirement Obligations
Consistent with our response as it relates to accelerated depreciation and other charges resulting from early retirement, specific to Section V of SEC Release 330-8350, we have provided the following qualitative disclosure that we believe provides material information for investors as it relates to our assessment of any incremental charges associated with asset retirement obligations that would result from the early retirement of the Dresden, Byron and Braidwood units. We do not believe, however, given the uncertainties referenced in our response to comment #1 above, that additional quantitative information is reasonably available.
Within our Critical Accounting Policies - Nuclear Decommissioning Asset Retirement Obligations disclosure on pages 74 through 76, we disclose several significant assumptions underlying the valuation of Generation’s nuclear asset retirement obligations, which include the following:
“Additionally, certain factors such as changes in regulatory requirements during plant operations or the profitability of a nuclear plant could impact the timing of plant retirements. These factors could result in material changes to Generation’s current estimates as more information becomes available and could change the timing of plant retirements and the probability assigned to the decommissioning outcome scenarios.”

“Generation’s probabilistic cash flow models include the assignment of probabilities to various scenarios for decommissioning cost levels, decommissioning approaches, and timing of plant shutdown on a unit-by-unit basis.”

“The assumed plant shutdown timing scenarios include the following four alternatives: … (4) the probability of early plant retirement for certain sites due to changing market conditions and regulatory environments. … As power market and regulatory environment developments occur, Generation evaluates and incorporates, as necessary, the impacts of such developments into its nuclear ARO assumptions and estimates.”

Further, within our footnote disclosure on page 272 of Exelon’s 2019 Form 10-K, Note 9 - Asset Retirement Obligations, we also highlight for the reader that the financial statement impact for changes in the ARO, on an individual unit basis, due to the changes in and timing of estimated cash flows generally result in a corresponding change in the unit’s ARC within Property, plant and equipment on Exelon’s and Generation’s Consolidated Balance Sheets, any acceleration or impairment of which would include the ARC.

In summary, we believe the combination of the disclosures referenced provides the reader of our financial statements with sufficient information around uncertainties that we expect might have a material unfavorable impact on income from continuing operations in accordance with Item 303(a)(3)(ii). We have also provided the reader with context around the end of the current capacity obligations for Dresden, Byron, and Braidwood on page 267 of our 2019 Form 10-K. As discussed in our response to the previous comment, there continues to be a significant degree of uncertainty given the number of unknown variables and potential for multiple outcomes such that a qualitative discussion remains appropriate. As the assumptions used in the determination of accelerated depreciation, changes in asset retirement obligations and other charges become available, we will provide more quantitative information.

Form 10-K for the Fiscal Year Ended December 31, 2019
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations by Registrant, page 84

3.
We note your presentation of the non-GAAP measure revenues net of purchased power and fuel expense.  Please present a reconciliation for this non-GAAP measure in accordance with Item 10(e)(1)(i)(B) of Regulation S-K.  In doing so, reconcile this measure to the most directly comparable GAAP measure of gross margin.  If you do not believe gross margin that includes depreciation and amortization is the most directly comparable GAAP measure, please tell us why in your response.

Response:

We do not believe that gross margin that includes depreciation and amortization is the most directly comparable GAAP measure. Exelon does not present gross margin in our financial statements as gross margin is not a relevant metric for our industry. The primary product sold by Exelon’s businesses are largely commodities consumed on a real-time, as-needed basis, largely incapable of being stored and very different than a manufacturing company selling inventoriable finished goods where the cost of the manufacturing facility is an inventoriable cost component of that finished product. An entity’s direct costs to sell the electricity commodity in our industry includes the fuel used to generate that electricity or the purchase of that electricity from alternative sources, likewise for natural gas where supply is generally purchased in the wholesale markets for sales to retail customers.

We calculate the “Revenue Net of Purchased Power and Fuel Expense” or “RNF” financial metric (not defined under GAAP) as the GAAP measure of Operating revenues less the GAAP measure of Purchase power and fuel expense. Such calculation/reconciliation is shown in the summary income statement in the Results of Operations disclosures for each of our registrants within Management’s Discussion and Analysis of Financial Condition and Results of Operations. Further, on pages 261 - 262 of Exelon’s 2019 Form 10-K, Note 5 - Segment Information, we disclose Operating revenues and “RNF” for Generation’s reportable segments. We do not separately disclose Purchased power and fuel expense for Generation’s reportable segments as we believe the reader of our financial statements can compute it based on the disclosure of Operating revenues and “RNF”. In future Form 10-K and Form 10-Q filings, within Generation’s Results of Operations we will reference to the reconciliation in the Segment Information footnote.

Form 10-K for the Fiscal Year Ended December 31, 2019
Item 8. Financial Statements and Supplementary Data
Note 18 - Commitments and Contingencies
Asbestos Personal Injury Claims (Exelon and Generation), page 346

4.
We note your disclosure that it is reasonably possible that additional exposure to estimated future asbestos-related bodily injury claims in excess of the amount accrued could have a material, unfavorable impact on Exelon’s and Generation’s financial statements.  If it is at least reasonably possible that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material, either disclose the estimated additional loss, or range of loss that is reasonably possible, or state that such an estimate cannot be made.  Refer to ASC 450-20-50-4.

Response:

We cannot reasonably estimate a range of loss beyond the amounts we have recorded because of uncertainties around future events such as claim filing rates and the cost of defending and disposing claims, as well as uncertainties surrounding asbestos litigation in the United States over a significant period of time. In future Form 10-K and Form 10-Q filings, we will add that disclosure as shown below (added disclosure is underlined):

“It is reasonably possible that additional exposure to estimated future asbestos-related bodily injury claims in excess of the amount accrued could have a material, unfavorable impact on Exelon’s and Generation’s financial statements. However, management cannot reasonably estimate a range of loss beyond the amounts recorded.”

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If you have any questions regarding the foregoing, please contact me at (312) 394-8183.

Very truly yours,

/s/ Fabian E. Souza
Fabian E. Souza
Senior Vice President and Corporate Controller
Exelon Corporation